Exhibit 3.1

           “Section 16. Number and Qualification of Directors. The authorized number of directors shall not, unless and until changed by an amendment to this Section 16 adopted by the shareholders pursuant to Section 49, be less than six (6) nor more than eleven (11) provided, however, that so long as the corporation has only one shareholder, the authorized number of directors shall be one, and so long as the corporation has only two shareholders the number of directors shall be two. The exact number of directors within said range shall be fixed by a resolution adopted by the Board of Directors; and unless and until so fixed, the exact number of directors is hereby fixed at eight (8). A reduction in the authorized number of directors shall not remove any director prior to the expiration of such director’s term of office. Directors need not be shareholders of the corporation.

Notwithstanding anything in these bylaws to the contrary, for so long as the corporation’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A and the corporation’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B (collectively, the “Designated Preferred Stock”) (or any warrant to purchase any of the Designated Preferred Stock) is outstanding: (i) whenever, at any time or times, dividends payable on the shares of Designated Preferred Stock have not been paid for an aggregate of six quarterly Dividend Periods (as defined in the Certificate of Determination for the Designated Preferred Stock) or more, whether or not consecutive, the authorized number of directors shall automatically be increased by two (but shall in no event be increased to a number of directors that is greater than the maximum number of directors set forth in Article III, Section 16 of these bylaws); and (ii) this sentence may not be modified, amended or repealed by the corporation’s board of directors (or any committee thereof) or without the affirmative vote and approval of (x) the shareholders and (y) the holders of at least a majority of the shares of Designated Preferred Stock outstanding at the time of such vote and approval.”